Exhibit 99.1

Alarum Technologies Updates Second Quarter 2025 Revenue and Adjusted EBITDA Outlook

TEL AVIV, Israel, June 09, 2025 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of web data collection solutions, today announced an update to its revenue and Adjusted EBITDA outlook for the second quarter ending June 30, 2025, driven by enhanced momentum and demand from several existing customers since the previous guidance date, which has led to a significant increase in usage - resulting in higher-than-anticipated consumption of Alarum’s data collection products and services.

The Company now estimates to report second quarter 2025 revenue of approximately $8.8 million ±3%, compared to its previous estimate of $7.9 million ±3%. In addition, the Company now expects to report adjusted EBITDA ranging from $1.0 million to $1.5 million, compared to $0.5 million to $0.8 million. As previously highlighted, the market in which the Company operates is still taking shape and at this point continues to be highly dynamic and unpredictable. Volatility may remain high, and the Company is planning accordingly.

The Company is unable to present a reconciliation of its estimated adjusted EBITDA to net profit as it is unable to predict with reasonable certainty, and without unreasonable effort, the impact and timing of certain expenses on the Company’s net profit. The financial impact of these expenses is uncertain and is dependent on various factors, including timing, and could be material to the Company’s consolidated statements of profit or loss and other comprehensive income (loss).

This update is provided in accordance with the Company’s internal policy of issuing an update as its current quarterly revenue outlook is expected to deviate by at least 10% from the previously announced average of the outlook.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it provides updated estimates regarding second quarter 2025 revenues and Adjusted EBITDA, whether the recent surge in usage will continue in subsequent periods and potential volatility. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

The Company is providing revenue and adjusted EBITDA estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACT:

investors@alarum.io